UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 24, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

This Report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3
(File No. 333-217339) of Sibanye Gold Limited and to be part thereof from the date on which this Report is furnished, to the
extent not superseded by documents or Reports subsequently filed or furnished.

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" and/or "the Group")

Directorate changes

Westonaria, 24 May 2017. In terms of Section 3.59 of the Listings Requirements of the JSE Limited, shareholders are advised that Mr Christopher Chadwick has resigned from the Board with effect from 23 May 2017. Mr Chadwick has been a director since 16 May 2014. The Board would like to thank Mr Chadwick for his contribution to the Group and wishes him well in his future endeavours.

The Board is pleased to announce the appointment of   Ms Savannah Maziya as an Independent Non-Executive Director with effect from 23 May 2017. Ms Maziya brings a wealth of experience from the finance, mining, infrastructure and media sectors.

Ms Maziya is the founder, Chairperson and Group Chief Executive Officer of Bunengi Group, which operates globally in infrastructure and resource project development, management of trauma hospitals, mass rail transport throughout Africa (Skytrain), project management and diversified investments. Ms Maziya currently serves on the board of Wilson Bayly Holmes-Ovcon Limited, Chairperson of Parsons Brinckerhoff Proprietary Limited and a board member of WSP, a Canadian listed engineering group. Ms Maziya's qualifications include a BA (Hons) Communication Science and Finance from Bridgewater University in the United States of America and an MBA, Strategic Planning and Finance, from DeMontford University in the United Kingdom.

The Board welcomes Ms Maziya to Sibanye and looks forward to her valuable contribution to the ongoing development of the Group.

ENDS

Investor Relations contact
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

Forward-looking Statements

This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of

words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this announcement, for example, statements related to expected timings of the rights offer, are forward-looking statements. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye, that could cause Sibanye's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this presentation. Sibanye undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, save as required by applicable law.

Each of the Underwriters are acting exclusively for the Group and no one else in connection with the Rights Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients in relation to the Rights Offer and will not be responsible to anyone other than the Group for providing the protections afforded to their respective clients nor for giving advice in relation to the Rights Offer or any transaction or arrangement referred to herein.

No representation or warranty, express or implied, is made by any of the Underwriters as to the accuracy, completeness or verification of the information set forth in this announcement, and nothing contained in this announcement is, or shall be relied upon as, a promise or representation in this respect, whether as to the past or the future. None of the Underwriters assumes any responsibility for the accuracy, completeness or verification of the information set forth in this announcement and, accordingly, disclaim each of the Underwriters, to the fullest extent permitted by applicable law, any and all liability which they might otherwise be found to have in respect of this announcement or any such statement.

Prospectus; No Offer or Solicitation

Sibanye has filed a registration statement (including a prospectus) and may file a prospectus supplement with the Securities and Exchange Commission (the Rights Offer. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents Sibanye will file and has filed with the SEC for more complete information about Sibanye and the Rights Offer. You may get these documents, when available, for free by visiting EDGAR on the SEC web site at www.sec.gov or by visiting Sibanye's website at www.sibanyegold.co.za. Alternatively, Sibanye, any Underwriter or any dealer participating in the Rights Offer will arrange to send you the registration statement, prospectus and prospectus supplement, when available, if you request it by calling toll-free (800) 322-2885 or by e-mailing rightsoffer@mackenziepartners.com. This announcement is for information purposes only and does not constitute: (i) an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction; or (ii) investment advice in any jurisdiction relating to the securities discussed herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 24, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer